

June 4, 2012

<u>Via E-mail</u>
Jon S. Cummings, IV
Chief Executive Officer
Omega Commercial Finance Corporation
1000 5th Street, Suite 200
Miami, Florida 33139

Re: **Omega Commercial Finance Corporation**
           Registration Statement on Form S-1/A
           Filed May 24, 2012
           File No. 333-180443

Dear Mr. Cummings:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your financial statements were stale on May 15, 2012. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide updated financial statements in your next amendment. Please also provide an updated consent from your independent accountant in your next pre-effective amendment. We will continue our review, including any current open and outstanding comments, when you submit your next amendment. Please consider the need to provide any updated or relevant information to our outstanding comments in your next amendment.

<u>Prior Comment 3</u>

2. We note your response and restate the comment to provide a legal analysis of your 2009 eligibility to deregister under Section 12 and to cease filing Exchange Act reports with the Commission. Also explain why the company believed it was properly deregistered given the facts and the requirements for deregistration. If the company now believes it was not eligible to deregister, discuss how the company has addressed or remedied this breach.

<u>Prior Comment 23</u>

3. We note the filed draft legal opinion. Please file a dated opinion in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel